# Dreyfus Premier Core Bond Fund

**SEMIANNUAL REPORT** April 30, 2008



 BNY MELLON
ASSET MANAGEMENT

**Dreyfus**

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We present to you this last semiannual report for Dreyfus Premier Core Bond Fund, covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the U.S. Treasury and other bond markets generally are positive. Selling pressure among overleveraged investors has created attractive values in a number of fixed-income asset classes, including some that currently offer highly competitive yields. Your financial advisor can help you assess current risks and take advantage of these longer-term opportunities within the context of your overall investment portfolio.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 16, 2008



## DISCUSSION OF FUND PERFORMANCE

*For the period of November 1, 2007, through April 30, 2008, as provided by Kent Wosepka, Portfolio Manager*

### Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Class A, Class B, Class C and Class I shares of Dreyfus Premier Core Bond Fund achieved total returns of 1.15%, 0.90%, 0.70% and 1.29%, respectively.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.08% for the same period.[2]

Although many sectors of the bond market were negatively affected by an intensifying credit crisis, and despite increased volatility among corporate and mortgage-backed securities, the fund was able to produce positive absolute returns. However, a "flight to quality" effectively boosted prices of U.S. Treasury securities, which in turn enabled the Index to produce a significantly better return than the fund during the reporting period.

On May 15, 2008, the fund completed an Agreement and Plan of Reorganization, which provided for, among other things, the transfer of the fund's assets to Dreyfus Premier Intermediate Term Income Fund in a tax-free exchange for shares of that fund. The fund has since terminated its operations and your account has been transferred to Dreyfus Premier Intermediate Term Income Fund.

May 16, 2008

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Effective June 1, 2007, Class R shares of the fund were renamed Class I shares. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through the fund's merger on May 15, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Bond Fund from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2008

|  | Class A | Class B | Class C | Class I |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.85 | $ 7.34 | $ 8.58 | $ 3.60 |
| Ending value (after expenses) | $1,011.50 | $1,009.00 | $1,007.00 | $1,012.90 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

|  | Class A | Class B | Class C | Class I |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.87 | $ 7.37 | $ 8.62 | $ 3.62 |
| Ending value (after expenses) | $1,020.04 | $1,017.55 | $1,016.31 | $1,021.28 |

† *Expenses are equal to the fund's annualized expense ratio of .97% for Class A, 1.47% for Class B, 1.72% for Class C and .72% for Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

| Bonds and Notes—133.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./ Auto Receivables—3.6%** | | | | |
| AmeriCredit Automobile Receivables Trust, Ser. 2006-BG, Cl. A3 | 5.21 | 10/6/11 | 3,258,617 | 3,181,956 |
| Americredit Prime Automobile Receivables Trust, Ser. 2007-1, Cl. E | 6.96 | 3/8/16 | 2,980,000 [a] | 2,797,475 |
| Capital Auto Receivables Asset Trust, Ser. 2005-1, Cl. D | 6.50 | 5/15/12 | 1,100,000 [a] | 1,076,969 |
| Capital Auto Receivables Asset Trust, Ser. 2007-1, Cl. D | 6.57 | 9/16/13 | 708,000 [a] | 604,937 |
| Capital One Auto Finance Trust, Ser. 2006-C, Cl. A3A | 5.07 | 7/15/11 | 2,313,623 | 2,260,237 |
| Capital One Auto Finance Trust, Ser. 2007-C, Cl. A2A | 5.29 | 5/17/10 | 455,000 | 441,470 |
| Capital One Auto Finance Trust, Ser. 2006-A, Cl. A3 | 5.33 | 11/15/10 | 625,467 | 620,564 |
| Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 1,985,000 | 1,982,364 |
| Ford Credit Auto Owner Trust, Ser. 2005-C, Cl. C | 4.72 | 2/15/11 | 770,000 | 776,571 |
| Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D | 7.05 | 12/15/13 | 1,700,000 [a] | 1,273,769 |
| Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D | 7.12 | 2/15/13 | 900,000 [a] | 787,369 |
| GS Auto Loan Trust, Ser. 2004-1, Cl. A4 | 2.65 | 5/16/11 | 80,860 | 80,849 |
| WFS Financial Owner Trust, Ser. 2005-2, Cl. B | 4.57 | 11/19/12 | 2,560,000 | 2,575,830 |
| | | | | **18,460,360** |
| **Asset-Backed Ctfs./Credit Cards—1.1%** | | | | |
| American Express Credit Account Master Trust, Ser. 2007-6, Cl. C | 3.11 | 1/15/13 | 2,350,000 [a,b] | 2,098,898 |
| Bank One Issuance Trust, Ser. 2003-C4, Cl. C4 | 3.75 | 2/15/11 | 3,500,000 [b] | 3,502,055 |
| | | | | **5,600,953** |
| **Asset-Backed Ctfs./ Home Equity Loans—1.9%** | | | | |
| Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6 | 5.21 | 4/28/39 | 2,529,819 [b] | 2,279,367 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./** **Home Equity Loans (continued)** | | | | |
| Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5 | 5.01 | 2/25/35 | 2,314,785 [b] | 2,002,266 |
| Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B | 5.83 | 11/25/36 | 955,000 [b] | 730,026 |
| Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1 | 5.91 | 1/25/36 | 2,100,000 [b] | 1,646,497 |
| Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M2 | 3.38 | 2/25/35 | 2,105,000 [b] | 1,780,602 |
| Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M3 | 3.45 | 2/25/35 | 600,000 [b] | 484,483 |
| Residential Asset Securities, Ser. 2005-AHL2, Cl. M3 | 3.37 | 10/25/35 | 555,000 [b] | 250,809 |
| Residential Asset Securities, Ser. 2003-KS7, Cl. MI3 | 5.75 | 9/25/33 | 900,089 [b] | 482,408 |
| Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI1 | 3.01 | 3/25/36 | 187,334 [b] | 162,176 |
| | | | | **9,818,634** |
| **Asset-Backed Ctfs./** **Manufactured Housing–.8%** | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 1,449,435 | 1,476,768 |
| Origen Manufactured Housing, Ser. 2005-B, Cl. A2 | 5.25 | 12/15/18 | 1,500,000 | 1,506,707 |
| Origen Manufactured Housing, Ser. 2005-B, Cl. M2 | 6.48 | 1/15/37 | 1,000,000 | 874,393 |
| | | | | **3,857,868** |
| **Automobile Manufacturers–.7%** | | | | |
| Daimler Finance North America, Gtd. Notes, Ser. E | 5.44 | 10/31/08 | 3,745,000 [b] | **3,735,222** |
| **Automotive, Trucks & Parts–.7%** | | | | |
| ERAC USA Finance, Notes | 3.15 | 4/30/09 | 965,000 [a,b] | 961,883 |
| ERAC USA Finance, Gtd. Notes | 6.38 | 10/15/17 | 1,440,000 [a] | 1,303,383 |
| ERAC USA Finance, Notes | 7.95 | 12/15/09 | 1,095,000 [a] | 1,142,714 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Automotive, Trucks & Parts (continued)** | | | | | |
| Goodyear Tire & Rubber, Gtd. Notes | 8.66 | 12/1/09 | 380,000 | b | 382,375 |
| | | | | | **3,790,355** |
| **Banks−9.7%** | | | | | |
| BAC Capital Trust XIV, Bank Gtd. Notes | 5.63 | 12/31/49 | 3,205,000 | b | 2,576,564 |
| Bank of America, Jr. Sub. Notes | 8.00 | 12/29/49 | 2,795,000 | b | 2,848,348 |
| Barclays Bank, Sub. Notes | 5.93 | 9/29/49 | 1,485,000 | a,b | 1,255,860 |
| Barclays Bank, Sub. Bonds | 7.70 | 4/29/49 | 1,380,000 | a,b | 1,427,941 |
| Capital One Financial, Sr. Unsub. Notes | 3.27 | 9/10/09 | 2,500,000 | b | 2,277,792 |
| Chevy Chase Bank, Sub. Notes | 6.88 | 12/1/13 | 1,710,000 | | 1,605,262 |
| Colonial Bank, Sub. Notes | 6.38 | 12/1/15 | 1,530,000 | | 1,295,454 |
| Colonial Bank, Sub. Notes | 8.00 | 3/15/09 | 540,000 | | 548,601 |
| Glintnir Banki, Notes | 2.87 | 10/15/08 | 1,245,000 | a,b | 1,233,702 |
| Industrial Bank of Korea, Sub. Notes | 4.00 | 5/19/14 | 3,305,000 | a,b | 3,263,595 |
| J.P. Morgan & Co., Sub. Notes | 6.25 | 1/15/09 | 1,155,000 | | 1,173,608 |
| Landsbanki Islands, Sr. Notes | 3.79 | 8/25/09 | 3,225,000 | a,b | 2,940,797 |
| Marshall & Ilsley Bank, Sub. Notes, Ser. BN | 3.33 | 12/4/12 | 2,650,000 | b | 2,358,267 |
| Marshall & Ilsley, Sr. Unscd. Notes | 5.63 | 8/17/09 | 2,945,000 | | 2,943,869 |
| Royal Bank of Scotland Group, Jr. Sub. Bonds | 6.99 | 10/29/49 | 1,500,000 | a,b | 1,379,097 |
| Sovereign Bancorp, Sr. Unscd. Notes | 2.83 | 3/23/10 | 1,850,000 | b | 1,584,464 |
| Sovereign Bancorp, Sr. Unscd. Notes | 3.37 | 3/1/09 | 2,965,000 | b | 2,715,792 |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|---|
| **Banks (continued)** | | | | | | |
| Sumitomo Mitsui Banking, Sub. Notes | EUR | 4.38 | 7/29/49 | 700,000 | b,c | 889,496 |
| Sumitomo Mitsui Banking, Sub. Notes | | 5.63 | 7/29/49 | 970,000 | a,b | 876,052 |
| SunTrust Preferred Capital I, Bank Gtd. Notes | | 5.85 | 12/31/49 | 3,125,000 | b | 2,376,809 |
| UBS AG Stamford CT, Sr. Unscd. Notes | | 5.75 | 4/25/18 | 1,440,000 | | 1,440,478 |
| USB Capital IX, Gtd. Notes | | 6.19 | 4/15/49 | 6,410,000 | b | 4,874,638 |
| Wachovia, Notes | | 5.50 | 5/1/13 | 1,405,000 | | 1,410,139 |
| Wells Fargo Bank, Sub. Notes | | 7.55 | 6/21/10 | 1,870,000 | | 2,005,956 |
| Western Financial Bank, Sub. Debs. | | 9.63 | 5/15/12 | 2,390,000 | | 2,517,726 |
| | | | | | | **49,820,307** |
| **Building & Construction–.6%** | | | | | | |
| D.R. Horton, Gtd. Notes | | 5.88 | 7/1/13 | 1,870,000 | | 1,729,750 |
| Masco, Sr. Unscd. Notes | | 3.20 | 3/12/10 | 1,620,000 | b | 1,503,472 |
| | | | | | | **3,233,222** |
| **Chemicals–.3%** | | | | | | |
| RPM International, Sr. Unscd. Notes | | 4.45 | 10/15/09 | 1,415,000 | | **1,400,151** |
| **Commercial & Professional Services–.8%** | | | | | | |
| Donnelley (R.R.) and Sons, Sr. Unscd. Notes | | 5.63 | 1/15/12 | 1,450,000 | | 1,443,924 |
| Donnelley (R.R.) and Sons, Sr. Unscd. Notes | | 6.13 | 1/15/17 | 2,735,000 | | 2,670,025 |
| | | | | | | **4,113,949** |
| **Commercial Mortgage Pass-Through Ctfs.–6.0%** | | | | | | |
| Bayview Commercial Asset Trust, Ser. 2006-SP2, Cl. A | | 3.18 | 1/25/37 | 2,082,911 | a,b | 1,675,702 |
| Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2 | | 3.30 | 11/25/35 | 1,857,011 | a,b | 1,563,882 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A | 3.48 | 12/25/33 | 580,792 a,b | 526,043 |
| Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6 | 3.54 | 4/25/36 | 379,539 a,b | 321,491 |
| Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. M5 | 3.55 | 1/25/36 | 802,017 a,b | 519,459 |
| Bayview Commercial Asset Trust, Ser. 2004-1, Cl. M2 | 4.10 | 4/25/34 | 228,633 a,b | 163,701 |
| Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B3 | 5.60 | 7/25/36 | 306,813 a,b | 164,912 |
| Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3 | 5.90 | 11/25/35 | 457,070 a,b | 252,531 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A2 | 4.25 | 7/11/42 | 1,506,474 | 1,497,895 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18 Cl. A2 | 4.56 | 2/13/42 | 1,900,000 b | 1,893,225 |
| Capco America Securitization, Ser. 1998-D7, Cl. A1B | 6.26 | 10/15/30 | 529,406 | 531,485 |
| Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1 | 2.91 | 5/15/23 | 3,119,322 a,b | 2,943,988 |
| Crown Castle Towers, Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 1,815,000 a | 1,715,611 |
| Crown Castle Towers, Ser. 2006-1A, Cl. D | 5.77 | 11/15/36 | 960,000 a | 869,491 |
| Global Signal Trust, Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 2,275,000 a | 2,146,576 |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 550,000 a | 518,512 |
| GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2 | 4.22 | 4/10/40 | 1,475,000 | 1,468,309 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. F | 3.22 | 3/6/20 | 2,770,000 a,b | 2,593,374 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. G | 3.26 | 3/6/20 | 1,545,000 a,b | 1,403,249 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K | 3.79 | 3/6/20 | 995,000 a,b | 808,862 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. L | 4.04 | 3/6/20 | 3,335,000 a,b | 2,834,750 |
| Nationslink Funding, Ser. 1998-2, Cl. A2 | 6.48 | 8/20/30 | 243,887 | 243,352 |
| SBA CMBS Trust, Ser. 2006-1A, Cl. D | 5.85 | 11/15/36 | 890,000 a | 802,842 |
| WAMU Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A | 3.83 | 1/25/35 | 3,024,333 a | 2,976,033 |
| | | | | **30,435,275** |
| **Diversified Financial Services—16.4%** | | | | |
| Ameriprise Financial, Jr. Sub. Notes | 7.52 | 6/1/66 | 1,590,000 b | 1,470,686 |
| Amvescap, Gtd. Notes | 5.63 | 4/17/12 | 3,165,000 | 3,096,718 |
| Block Financial, Gtd. Notes | 7.88 | 1/15/13 | 3,170,000 | 3,409,364 |
| Capmark Financial Group, Gtd. Notes | 5.88 | 5/10/12 | 4,095,000 a | 3,405,210 |
| CIT Group, Sr. Unscd. Notes | 3.22 | 8/15/08 | 2,820,000 b,d | 2,753,617 |
| Citigroup, Sr. Unscd. Notes | 5.50 | 4/11/13 | 7,655,000 | 7,709,886 |
| Credit Suisse Guernsey, Jr. Sub. Notes | 5.86 | 5/29/49 | 880,000 b | 746,083 |
| FCE Bank, Sr. Unscd. Notes   EUR | 5.73 | 9/30/09 | 2,155,000 b,c | 3,149,437 |
| Ford Motor Credit, Sr. Unscd. Notes | 5.80 | 1/12/09 | 2,675,000 | 2,616,064 |
| Ford Motor Credit, Sr. Unscd. Notes | 7.38 | 10/28/09 | 1,705,000 | 1,641,838 |
| Fuji JGB Investment, Sub. Bonds | 9.87 | 12/29/49 | 1,620,000 a,b | 1,624,457 |
| General Electric Capital, Sr. Unscd. Notes | 5.63 | 5/1/18 | 4,060,000 | 4,109,297 |
| Goldman Sachs Capital II, Gtd. Bonds | 5.79 | 12/29/49 | 1,825,000 b | 1,377,811 |
| Goldman Sachs Group, Sub. Notes | 6.75 | 10/1/37 | 2,800,000 | 2,752,355 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| HSBC Finance, Sr. Notes | 3.15 | 9/14/12 | 4,195,000 b,d | 3,885,136 |
| Janus Capital Group, Sr. Unscd. Notes | 6.25 | 6/15/12 | 2,125,000 | 2,116,761 |
| Jefferies Group, Sr. Unscd. Notes | 7.75 | 3/15/12 | 1,050,000 | 1,114,271 |
| Kaupthing Bank, Sr. Notes | 3.41 | 1/15/10 | 2,960,000 a,b | 2,479,784 |
| Lehman Brothers Holdings, Sub. Notes | 6.88 | 7/17/37 | 1,925,000 | 1,790,007 |
| Leucadia National, Sr. Unscd. Notes | 7.00 | 8/15/13 | 1,520,000 | 1,512,400 |
| Lincoln National, Jr. Sub. Bonds | 6.05 | 4/20/67 | 3,350,000 b | 2,882,655 |
| LVB Acquisition Merger, Gtd. Bonds | 11.63 | 10/15/17 | 1,075,000 a | 1,147,562 |
| MBNA Capital A, Bank Gtd. Cap. Secs., Ser. A | 8.28 | 12/1/26 | 1,300,000 | 1,321,146 |
| Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C | 3.32 | 2/5/10 | 887,000 b | 847,871 |
| Merrill Lynch & Co., Sr. Unscd. Notes, Ser. C | 4.25 | 2/8/10 | 4,522,000 | 4,422,729 |
| Merrill Lynch & Co., Sr. Unscd. Notes | 6.05 | 8/15/12 | 1,840,000 | 1,836,337 |
| Morgan Stanley, Sr. Unscd. Notes | 3.88 | 1/15/09 | 5,160,000 | 5,162,198 |
| Morgan Stanley, Sr. Unscd. Notes | 5.75 | 8/31/12 | 505,000 | 506,759 |
| Morgan Stanley, Sr. Unscd. Notes | 6.60 | 4/1/12 | 710,000 | 726,654 |
| SB Treasury, Jr. Sub. Bonds | 9.40 | 12/29/49 | 3,330,000 a,b | 3,354,216 |
| SLM, Sr. Unscd. Notes, Ser. A | 3.06 | 7/27/09 | 3,105,000 b | 2,873,140 |
| SLM, Notes, Ser. A | 4.50 | 7/26/10 | 1,350,000 | 1,204,932 |
| Tokai Preferred Capital, Bonds | 9.98 | 12/29/49 | 3,115,000 a,b | 3,124,367 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | | |
| WEA Finance, Sr. Notes | 7.13 | 4/15/18 | 1,255,000 | a | 1,300,939 |
| Windsor Financing, Scd. Notes | 5.88 | 7/15/17 | 743,537 | a | 793,046 |
| | | | | | **84,265,733** |
| **Electric Utilities–4.3%** | | | | | |
| AES, Sr. Unscd. Notes | 8.88 | 2/15/11 | 950,000 | d | 1,009,375 |
| AES, Sr. Unscd. Notes | 9.38 | 9/15/10 | 460,000 | | 491,625 |
| Cinergy, Sr. Unscd. Bonds | 6.53 | 12/16/08 | 1,405,000 | | 1,425,417 |
| Dominion Resources, Sr. Unscd. Notes, Ser. B | 3.25 | 11/14/08 | 1,725,000 | b | 1,717,029 |
| Enel Finance International, Gtd. Bonds | 6.25 | 9/15/17 | 3,700,000 | a | 3,817,031 |
| Energy Future Holdings, Gtd. Notes | 10.88 | 11/1/17 | 860,000 | a | 920,200 |
| FirstEnergy, Sr. Unscd. Notes, Ser. B | 6.45 | 11/15/11 | 3,530,000 | | 3,668,757 |
| National Grid, Sr. Unscd. Notes | 6.30 | 8/1/16 | 1,345,000 | | 1,376,386 |
| Niagara Mohawk Power, Sr. Unscd. Notes, Ser. G | 7.75 | 10/1/08 | 1,395,000 | | 1,415,720 |
| NiSource Finance, Gtd. Notes | 3.66 | 11/23/09 | 2,030,000 | b | 1,970,223 |
| Nisource Finance, Gtd. Notes | 6.40 | 3/15/18 | 735,000 | | 725,764 |
| Ohio Power, Sr. Unscd. Notes | 2.91 | 4/5/10 | 1,605,000 | b | 1,551,302 |
| Pacific Gas & Electric, Sr. Unscd. Notes | 6.35 | 2/15/38 | 860,000 | | 893,370 |
| Pepco Holdings, Sr. Unscd. Notes | 3.70 | 6/1/10 | 1,180,000 | b | 1,176,635 |
| | | | | | **22,158,834** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Environmental Control−.8%** | | | | |
| Allied Waste North America, Sr. Scd. Notes, Ser. B | 5.75 | 2/15/11 | 155,000 | 154,225 |
| Oakmont Asset Trust, Notes | 4.51 | 12/22/08 | 1,630,000 [a] | 1,639,345 |
| USA Waste Services, Sr. Unscd. Notes | 7.00 | 7/15/28 | 1,150,000 | 1,172,991 |
| Waste Management, Sr. Unscd. Notes | 6.50 | 11/15/08 | 1,280,000 | 1,299,379 |
| | | | | **4,265,940** |
| **Food & Beverages−1.0%** | | | | |
| Delhaize Group, Sr. Unsub. Notes | 6.50 | 6/15/17 | 805,000 | 851,093 |
| H.J. Heinz, Sr. Unscd. Notes | 6.43 | 12/1/20 | 2,250,000 [a] | 2,277,814 |
| Kraft Foods, Sr. Unscd. Notes | 6.88 | 2/1/38 | 855,000 | 889,219 |
| Kroger, Gtd. Notes | 6.15 | 1/15/20 | 865,000 | 902,693 |
| Safeway, Sr. Unscd. Notes | 6.35 | 8/15/17 | 260,000 | 276,740 |
| | | | | **5,197,559** |
| **Foreign/Governmental−2.7%** | | | | |
| Arab Republic of Egypt, Unsub. Notes EGP | 8.75 | 7/18/12 | 5,070,000 [a,c] | 953,575 |
| Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes | 5.33 | 6/16/08 | 2,655,000 [b] | 2,661,637 |
| Republic of Argentina, Sr. Unscd. Bonds | 3.09 | 8/3/12 | 11,850,000 [b] | 6,419,737 |
| Russian Federation, Unsub. Bonds | 8.25 | 3/31/10 | 3,364,677 [a] | 3,528,705 |
| | | | | **13,563,654** |
| **Health Care−.6%** | | | | |
| HCA, Sr. Unscd. Notes | 6.30 | 10/1/12 | 725,000 | 683,313 |
| HCA, Sr. Unscd. Notes | 6.75 | 7/15/13 | 1,440,000 | 1,339,200 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care (continued)** | | | | |
| HCA, | | | | |
| Sr. Unscd. Notes | 7.88 | 2/1/11 | 294,000 | 299,145 |
| HCA, | | | | |
| Sr. Unscd. Notes | 8.75 | 9/1/10 | 560,000 | 578,200 |
| | | | | **2,899,858** |
| **Lodging & Entertainment−.4%** | | | | |
| MGM Mirage, | | | | |
| Gtd. Notes | 8.50 | 9/15/10 | 2,055,000 | **2,116,650** |
| **Manufacturing−.4%** | | | | |
| Jefferson Smurfit, | | | | |
| Sr. Unscd. Notes | 8.25 | 10/1/12 | 1,285,000 | 1,175,775 |
| Tyco International Group, | | | | |
| Gtd. Notes | 6.88 | 1/15/29 | 650,000 | 626,341 |
| | | | | **1,802,116** |
| **Media−2.9%** | | | | |
| BSKYB Finance UK, | | | | |
| Gtd. Notes | 6.50 | 10/15/35 | 950,000 [a] | 919,764 |
| Clear Channel Communications, | | | | |
| Sr. Unscd. Notes | 4.50 | 1/15/10 | 2,300,000 | 2,088,103 |
| Comcast, | | | | |
| Gtd. Notes | 3.01 | 7/14/09 | 5,235,000 [b] | 5,142,738 |
| Comcast, | | | | |
| Gtd. Notes | 6.30 | 11/15/17 | 1,550,000 | 1,613,451 |
| News America, | | | | |
| Gtd. Notes | 6.15 | 3/1/37 | 2,975,000 | 2,890,694 |
| Reed Elsevier Capital, | | | | |
| Gtd. Notes | 4.63 | 6/15/12 | 2,230,000 | 2,159,140 |
| | | | | **14,813,890** |
| **Oil & Gas−2.4%** | | | | |
| Anadarko Petroleum, | | | | |
| Sr. Unscd. Notes | 3.20 | 9/15/09 | 4,370,000 [b] | 4,296,650 |
| BJ Services, | | | | |
| Sr. Unscd. Notes | 3.25 | 6/1/08 | 6,750,000 [b] | 6,751,336 |
| WeatherFord International, | | | | |
| Gtd. Notes | 5.15 | 3/15/13 | 1,055,000 | 1,060,134 |
| | | | | **12,108,120** |
| **Pre-Refunded Muni−1.8%** | | | | |
| California Department of Water Resources, Power Supply Revenue Bonds | 5.13 | 5/1/18 | 1,505,000 [e] | 1,645,477 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Pre-Refunded Muni (continued)** | | | | | |
| City of New York, GO, Ser. D | 5.38 | 6/1/32 | 715,000 | e | 781,917 |
| City of New York, GO, Ser. J | 5.50 | 6/1/21 | 280,000 | e | 312,004 |
| Clark County School District, GO, Ser. F (Insured; FSA) | 5.50 | 6/15/17 | 385,000 | e | 421,425 |
| Clark County School District, GO, Ser. F (Insured; FSA) | 5.50 | 6/15/18 | 250,000 | e | 273,652 |
| Clark County, GO (Bond Bank) (Insured; MBIA) | 5.25 | 6/1/20 | 350,000 | e | 383,873 |
| Cypress-Fairbanks Independent School District, GO, Ser. A (Schoolhouse) (Insured; PSF-GTD) | 5.25 | 2/15/22 | 320,000 | e | 335,654 |
| Denver City and County, Excise Tax Revenue (Colorado Convention Center Project) (Insured; FSA) | 5.00 | 9/1/20 | 320,000 | e | 340,038 |
| Fort Worth Independent School District, GO (Insured; PSF-GTD) | 6.00 | 2/15/20 | 720,000 | e | 764,554 |
| Los Angeles County Metropolitan Transportation Authority, Proposition A First Tier Senior Sales Tax Revenue (Insured; FSA) | 5.00 | 7/1/31 | 420,000 | e | 454,474 |
| Los Angeles Unified School District, GO, Ser. A (Insured; MBIA) | 5.00 | 1/1/28 | 740,000 | e | 810,182 |
| Miami, GO (Homeland Defense/ Neighborhood) (Insured; MBIA) | 5.50 | 1/1/22 | 430,000 | e | 468,184 |
| New York State Urban Development, Personal Income Tax-Ser. C-1, Revenue Bonds | 5.00 | 3/15/33 | 795,000 | e | 866,391 |
| New York State Urban Development, Personal Income Tax-Ser. B, Revenue Bonds | 5.13 | 3/15/29 | 245,000 | e | 268,378 |
| Shelby County, GO, Ser. A (Public Improvement and School Bonds) (Insured; MBIA) | 5.00 | 3/1/14 | 230,000 | e | 244,403 |
| Williamson County, GO, Ser. A (Insured; FSA) | 6.00 | 8/15/14 | 245,000 | e | 264,313 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pre-Refunded Muni (continued)** | | | | |
| Wisconsin, GO, Ser. G (Insured; MBIA) | 5.00 | 5/1/15 | 430,000 e | 468,532 |
| | | | | **9,103,451** |
| **Property & Casualty Insurance—3.5%** | | | | |
| Ace INA Holdings, Gtd. Notes | 5.80 | 3/15/18 | 840,000 | 848,177 |
| Chubb, Sr. Unscd. Notes | 5.47 | 8/16/08 | 3,350,000 | 3,365,554 |
| Hanover Insurance, Debs. | 7.63 | 10/15/25 | 910,000 | 814,450 |
| Hartford Financial Services Group, Sr. Unscd. Notes | 5.55 | 8/16/08 | 1,190,000 | 1,195,369 |
| HUB International Holdings, Sr. Sub. Notes | 10.25 | 6/15/15 | 1,410,000 a | 1,036,350 |
| Leucadia National, Sr. Unscd. Notes | 7.13 | 3/15/17 | 3,900,000 | 3,744,000 |
| Metropolitan Life Global Funding I, Sr. Scd. Notes | 5.13 | 4/10/13 | 1,250,000 a | 1,251,269 |
| Nippon Life Insurance, Notes | 4.88 | 8/9/10 | 1,900,000 a | 1,917,102 |
| Pacific Life Global Funding, Notes | 3.75 | 1/15/09 | 1,613,000 a | 1,612,810 |
| Pacific Life Global Funding, Notes | 5.15 | 4/15/13 | 1,450,000 a | 1,452,957 |
| Willis North America, Gtd. Notes | 6.20 | 3/28/17 | 510,000 | 498,568 |
| | | | | **17,736,606** |
| **Real Estate Investment Trusts—3.6%** | | | | |
| Boston Properties, Sr. Unscd. Notes | 5.63 | 4/15/15 | 1,120,000 | 1,086,462 |
| Commercial Net Realty, Sr. Unscd. Notes | 6.15 | 12/15/15 | 1,505,000 | 1,299,411 |
| ERP Operating, Sr. Unscd. Notes | 5.13 | 3/15/16 | 1,125,000 d | 1,033,154 |
| Federal Realty Investment Trust, Sr. Unscd. Notes | 5.40 | 12/1/13 | 825,000 | 788,534 |
| Federal Realty Investment Trust, Notes | 6.00 | 7/15/12 | 760,000 | 757,825 |
| Healthcare Realty Trust, Sr. Unscd. Notes | 5.13 | 4/1/14 | 3,800,000 | 3,405,731 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Real Estate Investment Trusts (continued)** | | | | | |
| HRPT Properties Trust, Sr. Unscd. Notes | 3.40 | 3/16/11 | 1,788,000 | b | 1,636,095 |
| Liberty Property, Sr. Unscd. Notes | 6.63 | 10/1/17 | 2,385,000 | | 2,254,905 |
| Mack-Cali Realty, Sr. Unscd. Notes | 5.05 | 4/15/10 | 2,300,000 | | 2,279,771 |
| Mack-Cali Realty, Notes | 5.25 | 1/15/12 | 800,000 | | 767,802 |
| Regency Centers, Gtd. Notes | 5.25 | 8/1/15 | 2,000,000 | | 1,805,048 |
| Simon Property Group, Sr. Unscd. Notes | 4.88 | 8/15/10 | 1,180,000 | | 1,164,934 |
| | | | | | **18,279,672** |
| **Residential Mortgage Pass-Through Ctfs.–4.5%** | | | | | |
| Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3 | 5.85 | 4/25/36 | 466,035 | a,b | 246,999 |
| Countrywide Home Loan Mortgage Pass Through Trust, Ser. 2002-J4, Cl. B3 | 5.86 | 10/25/32 | 319,490 | b | 223,751 |
| First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1 | 6.25 | 10/25/34 | 3,109,599 | | 2,993,536 |
| Impac CMB Trust, Ser. 2005-8, Cl. 2M2 | 3.65 | 2/25/36 | 1,661,703 | b | 1,004,621 |
| Impac CMB Trust, Ser. 2005-8, Cl. 2M3 | 4.40 | 2/25/36 | 1,357,057 | b | 761,200 |
| Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1 | 3.25 | 5/25/36 | 915,367 | b | 781,927 |
| IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1 | 6.03 | 6/25/36 | 498,725 | b | 207,833 |
| J.P. Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1 | 4.48 | 2/25/35 | 971,564 | b | 926,343 |
| New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, Cl. AF6A | 5.89 | 10/25/36 | 890,000 | b | 614,713 |
| Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 2,355,000 | b | 1,969,163 |
| Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 1,630,000 | b | 1,409,585 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Residential Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Prudential Home Mortgage Securities, Ser. 1994-A, Cl. 5B | 6.73 | 4/28/24 | 2,856 a,b | 2,573 |
| WaMu Pass-Through Certificates, Ser. 2005-AR4, Cl. A4B | 4.67 | 4/25/35 | 4,525,000 b | 4,494,689 |
| Wells Fargo Mortgage Backed Securities Trust, Ser. 2005-AR1, Cl. 1A1 | 4.54 | 2/25/35 | 5,322,812 b | 5,255,730 |
| Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9 | 5.75 | 2/25/33 | 2,473,803 | 2,324,304 |
| | | | | **23,216,967** |
| **Retail—.9%** | | | | |
| CVS Caremark, Sr. Unscd. Notes | 3.38 | 6/1/10 | 1,155,000 b | 1,121,661 |
| Home Depot, Sr. Unscd. Notes | 2.93 | 12/16/09 | 1,015,000 b | 970,476 |
| Home Depot, Sr. Unscd. Notes | 5.88 | 12/16/36 | 1,725,000 | 1,446,623 |
| Macy's Retail Holdings, Gtd. Notes | 5.95 | 11/1/08 | 1,035,000 | 1,035,687 |
| | | | | **4,574,447** |
| **Specialty Steel—.2%** | | | | |
| Steel Dynamics, Sr. Notes | 7.38 | 11/1/12 | 1,180,000 a | **1,206,550** |
| **State/Territory Gen Oblg—2.6%** | | | | |
| California GO (Insured; AMBAC) | 3.50 | 10/1/27 | 550,000 | 453,486 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 7.05 | 6/1/34 | 1,500,000 b | 1,422,465 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 7.31 | 6/1/34 | 5,505,000 | 5,263,991 |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds | 6.00 | 6/1/27 | 2,420,000 | 2,248,277 |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds | 6.50 | 6/1/23 | 3,965,000 | 3,749,502 |
| | | | | **13,137,721** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications−5.0%** | | | | |
| America Movil, Gtd. Notes | 2.76 | 6/27/08 | 565,000 b | 563,587 |
| AT & T, Sr. Unscd. Notes | 3.16 | 5/15/08 | 3,700,000 b | 3,700,007 |
| AT & T, Sr. Unscd. Notes | 3.20 | 2/5/10 | 2,930,000 b | 2,914,837 |
| France Telecom, Sr. Unsub. Notes | 7.75 | 3/1/11 | 1,090,000 b | 1,179,351 |
| Intelsat Bermuda, Gtd. Notes | 11.25 | 6/15/16 | 705,000 | 718,219 |
| Intelsat, Sr. Unscd. Notes | 7.63 | 4/15/12 | 700,000 | 591,500 |
| Qwest, Sr. Unscd. Notes | 6.05 | 6/15/13 | 1,600,000 b | 1,540,000 |
| Qwest, Sr. Unscd. Notes | 7.50 | 10/1/14 | 1,365,000 | 1,378,650 |
| Qwest, Sr. Unscd. Notes | 7.88 | 9/1/11 | 1,965,000 | 2,023,950 |
| Sprint Capital, Gtd. Notes | 6.88 | 11/15/28 | 1,340,000 | 1,044,361 |
| Telefonica Emisiones, Gtd. Notes | 2.84 | 6/19/09 | 815,000 b | 806,410 |
| Telefonica Emisiones, Gtd. Notes | 5.98 | 6/20/11 | 3,205,000 | 3,275,000 |
| Time Warner Cable, Gtd. Notes | 5.85 | 5/1/17 | 1,510,000 | 1,501,040 |
| Time Warner, Gtd. Notes | 5.88 | 11/15/16 | 4,630,000 | 4,520,626 |
| | | | | **25,757,538** |
| **Textiles & Apparel−.3%** | | | | |
| Mohawk Industries, Sr. Unscd. Notes | 5.75 | 1/15/11 | 1,370,000 | **1,360,125** |
| **Transportation−.4%** | | | | |
| Ryder System, Sr. Unscd. Notes | 3.50 | 3/15/09 | 1,980,000 | **1,979,729** |
| **U.S. Government Agencies/ Mortgage-Backed−52.3%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 5.50% | | | 52,980,000 f | 53,403,858 |
| 5.50%, 11/1/22−4/1/37 | | | 14,560,742 | 14,738,644 |
| 6.00%, 10/1/37−11/1/37 | | | 5,212,787 | 5,338,361 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | | | |
| Federal Home Loan Mortgage Corp. (continued): | | | | |
| 6.50%, 3/1/32 | | | 733,773 | 764,749 |
| Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2752, Cl. GM, 5.00%, 3/15/26 | | | 4,000,000 g | 373,796 |
| Multiclass Mortgage Participation Ctfs. (Interest Only Obligations), Ser. 2731, Cl. PY, 5.00%, 5/15/26 | | | 4,367,209 g | 361,796 |
| Federal National Mortgage Association: | | | | |
| 5.00% | | | 15,390,000 f | 15,469,351 |
| 6.00% | | | 91,725,000 f | 93,931,728 |
| 6.50% | | | 18,540,000 f | 19,186,008 |
| 5.50%, 9/1/22−1/1/37 | | | 19,847,273 | 20,019,628 |
| 6.00%, 6/1/22−11/1/37 | | | 4,728,342 | 4,849,488 |
| 6.50%, 2/1/26−11/1/37 | | | 8,428,413 | 8,732,612 |
| 7.00%, 9/1/14 | | | 56,144 | 58,904 |
| Pass-Through Ctfs., Ser. 2004-58, Cl. LJ, 5.00%, 7/25/34 | | | 4,105,030 | 4,181,189 |
| Government National Mortgage Association I: | | | | |
| Ser. 2004-43, Cl. A, 2.82%, 12/16/19 | | | 485,981 | 477,873 |
| Ser. 2007-46, Cl. A, 3.14%, 11/16/29 | | | 1,233,356 | 1,223,007 |
| Ser. 2005-34, Cl. A, 3.96%, 9/16/21 | | | 1,639,611 | 1,635,185 |
| Ser. 2005-79, Cl. A, 4.00%, 10/16/33 | | | 1,751,185 | 1,742,392 |
| Ser. 2005-50, Cl. A, 4.02%, 10/16/26 | | | 1,585,353 | 1,578,620 |
| Ser. 2005-29, Cl. A, 4.02%, 7/16/27 | | | 2,335,876 | 2,318,251 |
| Ser. 2005-42, Cl. A, 4.05%, 7/16/20 | | | 2,142,731 | 2,137,596 |
| Ser. 2007-52, Cl. A, 4.05%, 10/16/25 | | | 1,894,418 | 1,886,119 |
| Ser. 2005-67, Cl. A, 4.22%, 6/16/21 | | | 1,080,104 | 1,079,460 |
| Ser. 2005-59, Cl. A, 4.39%, 5/16/23 | | | 1,740,474 | 1,740,986 |
| Ser. 2005-32, Cl. B, 4.39%, 8/16/30 | | | 4,592,425 | 4,592,462 |
| Ser. 2004-39, Cl. LC, 5.50%, 12/20/29 | | | 5,535,000 | 5,612,008 |
| Government National Mortgage Association II: | | | | |
| 5.63%, 7/20/30 | | | 288,638 b | 290,931 |
| 6.38%, 4/20/30 | | | 191,794 b | 194,134 |
| | | | | **267,919,136** |
| **U.S. Government Securities−.7%** | | | | |
| U.S. Treasury Strips | | | | |
| 0.00%, 11/15/23 | | | 7,165,000 | **3,470,482** |
| **Total Bonds and Notes** (cost $703,126,649) | | | | **685,201,074** |

| Preferred Stocks−.6% | Shares | Value ($) |
|---|---|---|
| **Diversified Financial Services−.5%** | | |
| AES Trust VII, <br> Conv., Cum. $3.00 | 50,950 | **2,547,500** |
| **Manufacturing−.1%** | | |
| CIT Group <br> Conv., Cum. $1.0979 | 56,300 | **658,710** |
| **Total Preferred Stocks** <br> (cost $3,939,015) | | **3,206,210** |

| Options−.6% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| 3-Month Floor USD Libor-BBA <br> Interest Rate, October 2009 @2.5 | 47,500,000 | 75,150 |
| 3-Month Floor USD-Libor BBA, <br> Swaption | 1,565,000 | 96,247 |
| 3-Month Floor USD-Libor BBA, <br> Swaption | 3,920,000 | 234,024 |
| 3-Month Floor USD-Libor BBA, <br> Swaption | 5,730,000 | 805,638 |
| 6-Month Floor USD-Libor BBA, <br> Swaption | 22,440,000 | 1,887,608 |
| **Total Options** <br> (cost $2,782,977) | | **3,098,667** |

| Short-Term Investments−.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies−.1%** | | |
| Federal National Mortgage <br> Association, 1.50%, 5/13/08 | 270,000 | **269,865** |
| **U.S. Treasury Bills−.4%** <br> 1.34%, 5/15/08 | 2,204,000 h | **2,203,174** |
| **Total Short-Term Investments** <br> (cost $2,472,714) | | **2,473,039** |

| Other Investment−.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred <br> Plus Money Market Fund <br> (cost $952,000) | 952,000 i | **952,000** |

| Investment of Cash Collateral for Securities Loaned—1.2% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund (cost $5,920,958) | 5,920,958 i | **5,920,958** |
| **Total Investments** (cost $719,194,313) | **137.0%** | **700,851,948** |
| **Liabilities, Less Cash and Receivables** | **(37.0%)** | **(189,127,948)** |
| **Net Assets** | **100.0%** | **511,724,000** |

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $89,238,075 or 17.4% of net assets.

b   Variable rate security—interest rate subject to periodic change.

c   Principal amount stated in U.S. Dollars unless otherwise noted.
EGP—Egyptian Pound
EUR—Euro

d   All or a portion of these securities are on loan. At April 30, 2008, the total market value of the fund's securities on loan is $5,761,604 and the total market value of the collateral held by the fund is $5,920,958.

e   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

f   Purchased on a forward commitment basis.

g   Notional face amount shown.

h   All or partially held by a broker as collateral for open financial futures positions.

i   Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Corporate Bonds | 57.7 | Short-Term/Money | |
| U.S. Government & Agencies | 53.0 | Market Investments | 1.9 |
| Asset/Mortgage-Backed | 17.9 | Preferred Stocks | .6 |
| Foreign/Governmental | 2.7 | Options | .6 |
| State/Government General Obligations | 2.6 | | **137.0** |

†   Based on net assets.
See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

April 30, 2008 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 4/30/2008 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Euro-Bobl | 190 | 32,293,147 | June 2008 | (882,799) |
| British Long Gilt | 91 | 19,593,570 | June 2008 | (449,634) |
| U.S. Treasury 5 Year Notes | 725 | 81,188,672 | June 2008 | (1,020,049) |
| U.S. Treasury 10 Year Notes | 20 | 2,316,250 | June 2008 | (78,375) |
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 Year Notes | 252 | (53,597,250) | June 2008 | 307,797 |
| U.S. Treasury 30 year Bonds | 302 | (35,300,969) | June 2008 | 157,979 |
| | | | | **(1,965,081)** |

*See notes to financial statements.*

# STATEMENT OF OPTIONS WRITTEN

April 30, 2008 (Unaudited)

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| 3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33 | 11,240,000 | – |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 3.44 | 11,240,000 | (8,364) |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 4.41 | 5,550,000 | (60,364) |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 4.17 | 5,620,000 | (5,183) |
| **Put Options** | | |
| 3-Month USD Libor-BBA, Swaption, Apr 2008 @ 3.33 | 11,240,000 | (279,262) |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 3.44 | 11,240,000 | (202,777) |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 4.41 | 5,550,000 | (52,201) |
| 3-Month USD Libor-BBA, Swaption, May 2008 @ 4.17 | 5,620,000 | (100,346) |
| (Premiums received $684,591) | | **(708,497)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments (including securities on loan, valued at $5,761,604)—Note 1(c): | | |
| Unaffiliated issuers | 712,321,355 | 693,978,990 |
| Affiliated issuers | 6,872,958 | 6,872,958 |
| Cash denominated in foreign currencies | 49,798 | 49,154 |
| Receivable for investment securities sold | | 14,024,332 |
| Dividends and interest receivable | | 5,543,057 |
| Swaps premium paid—Note 4 | | 2,328,206 |
| Receivable for shares of Beneficial Interest subscribed | | 338,304 |
| Unrealized appreciation on forward currency exchange contracts—Note 4 | | 328,265 |
| Receivable for futures variation margin—Note 4 | | 147,369 |
| Receivable from broker for swap transactions—Note 4 | | 137,787 |
| Unrealized appreciation on swap contracts—Note 4 | | 121,501 |
| | | **723,869,923** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(c) | | 509,212 |
| Cash overdraft due to Custodian | | 936,005 |
| Payable for investment securities purchased | | 198,544,702 |
| Liability for securities on loan—Note 1(c) | | 5,920,958 |
| Unrealized depreciation on swap contracts—Note 4 | | 4,341,927 |
| Outstanding options written, at value (premiums received $684,591)—See Statement of Options Written—Note 4 | | 708,497 |
| Payable for shares of Beneficial Interest redeemed | | 660,269 |
| Payable to broker from swap transactions—Note 4 | | 263,739 |
| Unrealized depreciation on forward currency exchange contracts—Note 4 | | 65,882 |
| Accrued expenses | | 194,732 |
| | | **212,145,923** |
| **Net Assets ($)** | | **511,724,000** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 550,947,088 |
| Accumulated undistributed investment income—net | | 1,307,841 |
| Accumulated net realized gain (loss) on investments | | (16,245,189) |
| Accumulated net unrealized appreciation (depreciation) on investments foreign currency transactions, options transactions and swap transactions [including ($1,965,081) net unrealized (depreciation) on financial futures] | | (24,285,740) |
| **Net Assets ($)** | | **511,724,000** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class I |
|---|---|---|---|---|
| Net Assets ($) | 401,079,763 | 50,233,726 | 37,328,024 | 23,082,487 |
| Shares Outstanding | 28,857,277 | 3,608,092 | 2,690,370 | 1,661,994 |
| **Net Asset Value Per Share ($)** | **13.90** | **13.92** | **13.87** | **13.89** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 16,092,032 |
| Dividends: | |
| Unaffiliated issuers | 150,296 |
| Affiliated issuers | 104,264 |
| Income from securities lending | 77,844 |
| **Total Income** | **16,424,436** |
| **Expenses:** | |
| Management fee—Note 3(a) | 1,715,416 |
| Shareholder servicing costs—Note 3(c) | 1,140,984 |
| Distribution fees—Note 3(b) | 305,580 |
| Prospectus and shareholders' reports | 39,016 |
| Professional fees | 37,222 |
| Registration fees | 31,660 |
| Custodian fees—Note 3(c) | 27,934 |
| Interest expense—Note 2 | 424 |
| Miscellaneous | 125,082 |
| **Total Expenses** | **3,423,318** |
| Less—reduction in management fee due to undertaking—Note 3(a) | (344,357) |
| Less—reduction in fees due to earnings credits—Note 1(c) | (14,739) |
| **Net Expenses** | **3,064,222** |
| **Investment Income—Net** | **13,360,214** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | (1,853,336) |
| Net realized gain (loss) on options transactions | 2,143,493 |
| Net realized gain (loss) on financial futures | 6,068,740 |
| Net realized gain (loss) on swap transactions | 4,318,863 |
| Net realized gain (loss) on forward currency exchange contracts | (41,790) |
| **Net Realized Gain (Loss)** | **10,635,970** |
| Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions [including ($2,307,542) net unrealized (depreciation) on financial futures] | (18,180,736) |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **(7,544,766)** |
| **Net Increase in Net Assets Resulting from Operations** | **5,815,448** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, 2007[a] |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 13,360,214 | 28,384,361 |
| Net realized gain (loss) on investments | 10,635,970 | 2,305,263 |
| Net unrealized appreciation (depreciation) on investments | (18,180,736) | (9,265,290) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **5,815,448** | **21,424,334** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A Shares | (10,820,473) | (21,063,706) |
| Class B Shares | (1,402,411) | (6,164,248) |
| Class C Shares | (792,178) | (1,783,706) |
| Class I Shares | (548,859) | (993,010) |
| Net realized gain on investments: | | |
| Class A Shares | (1,085,965) | – |
| Class B Shares | (172,633) | – |
| Class C Shares | (94,926) | – |
| Class I Shares | (48,575) | – |
| **Total Dividends** | **(14,966,020)** | **(30,004,670)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A Shares | 66,236,688 | 150,315,443 |
| Class B Shares | 2,073,594 | 3,868,291 |
| Class C Shares | 4,919,533 | 6,114,141 |
| Class I Shares | 6,662,990 | 5,569,439 |
| Dividends reinvested: | | |
| Class A Shares | 9,601,009 | 17,380,310 |
| Class B Shares | 1,189,268 | 4,545,498 |
| Class C Shares | 607,886 | 1,182,562 |
| Class I Shares | 597,202 | 936,725 |
| Cost of shares redeemed: | | |
| Class A Shares | (107,065,589) | (130,295,393) |
| Class B Shares | (37,331,770) | (96,471,428) |
| Class C Shares | (6,279,374) | (12,545,166) |
| Class I Shares | (3,617,017) | (4,926,878) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(62,405,580)** | **(54,326,456)** |
| **Total Increase (Decrease) in Net Assets** | **(71,556,152)** | **(62,906,792)** |
| **Net Assets ($):** | | |
| Beginning of Period | 583,280,152 | 646,186,944 |
| **End of Period** | **511,724,000** | **583,280,152** |
| Undistributed investment income–net | 1,307,841 | 1,511,548 |

|  | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, 2007 [a] |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** [b] | | |
| Shares sold | 4,693,075 | 10,565,110 |
| Shares issued for dividends reinvested | 681,711 | 1,220,490 |
| Shares redeemed | (7,680,569) | (9,131,859) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,305,783)** | **2,653,741** |
| **Class B** [b] | | |
| Shares sold | 146,167 | 270,323 |
| Shares issued for dividends reinvested | 84,284 | 317,999 |
| Shares redeemed | (2,637,797) | (6,765,432) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,407,346)** | **(6,177,110)** |
| **Class C** | | |
| Shares sold | 348,607 | 428,932 |
| Shares issued for dividends reinvested | 43,251 | 83,132 |
| Shares redeemed | (447,240) | (881,089) |
| **Net Increase (Decrease) in Shares Outstanding** | **(55,382)** | **(369,025)** |
| **Class I** | | |
| Shares sold | 472,757 | 391,237 |
| Shares issued for dividends reinvested | 42,451 | 65,842 |
| Shares redeemed | (258,341) | (343,752) |
| **Net Increase (Decrease) in Shares Outstanding** | **256,867** | **113,327** |

[a]   *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b]   *During the period ended April 30, 2008, 1,615,343 Class B shares representing $22,865,708 were automatically converted to 1,617,992 Class A shares and during the period ended October 31, 2007, 3,537,356 Class B shares representing $50,381,305 were automatically converted to 3,543,761 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004[a] | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.11 | 14.32 | 14.35 | 14.65 | 14.84 | 14.02 |
| Investment Operations: | | | | | | |
| Investment income−net[b] | .34 | .69 | .63 | .51 | .51 | .58 |
| Net realized and unrealized gain (loss) on investments | (.18) | (.18) | .13 | (.19) | (.07) | .82 |
| Total from Investment Operations | .16 | .51 | .76 | .32 | .44 | 1.40 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.34) | (.72) | (.68) | (.62) | (.59) | (.58) |
| Dividends from net realized gain on investments | (.03) | − | (.11) | − | (.04) | − |
| Total Distributions | (.37) | (.72) | (.79) | (.62) | (.63) | (.58) |
| Net asset value, end of period | 13.90 | 14.11 | 14.32 | 14.35 | 14.65 | 14.84 |
| **Total Return (%)[c]** | 1.15[d] | 3.64 | 5.45 | 2.17 | 3.04 | 10.12 |

| Class A Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004[a] | 2003 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.09[e] | 1.09 | 1.10 | 1.09 | 1.10 | 1.10 |
| Ratio of net expenses to average net assets | .97[e] | .97 | .91 | .90 | 1.09 | 1.10 |
| Ratio of net investment income to average net assets | 4.77[e] | 4.80 | 4.42 | 3.53 | 3.50 | 3.93 |
| Portfolio Turnover Rate | 146.04[d,f] | 500.76[f] | 449.87[f] | 422.59[f] | 736.80[f] | 823.47 |
| Net Assets, end of period ($ x 1,000) | 401,080 | 439,754 | 408,266 | 451,437 | 519,446 | 736,291 |

[a]  As of November 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to November 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended October 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.46% to 3.50%. Per share data and ratios/supplemental data for periods prior to November 1, 2003 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

[d]  Not Annualized.

[e]  Annualized.

[f]  The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 44.75%, 322.62%, 308.38%, 328.78% and 705.69%, respectively.

See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, 2007 | 2006 | 2005 | 2004[a] | 2003 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.14 | 14.35 | 14.37 | 14.67 | 14.87 | 14.04 |
| Investment Operations: | | | | | | |
| Investment income—net[b] | .29 | .60 | .56 | .45 | .44 | .50 |
| Net realized and unrealized gain (loss) on investments | (.18) | (.16) | .14 | (.20) | (.08) | .85 |
| Total from Investment Operations | .11 | .44 | .70 | .25 | .36 | 1.35 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.30) | (.65) | (.61) | (.55) | (.52) | (.52) |
| Dividends from net realized gain on investments | (.03) | – | (.11) | – | (.04) | – |
| Total Distributions | (.33) | (.65) | (.72) | (.55) | (.56) | (.52) |
| Net asset value, end of period | 13.92 | 14.14 | 14.35 | 14.37 | 14.67 | 14.87 |
| **Total Return (%)**[c] | .90[d] | 3.15 | 4.93 | 1.67 | 2.50 | 9.72 |

| | Six Months Ended April 30, 2008 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| **Class B Shares** | (Unaudited) | 2007 | 2006 | 2005 | 2004[a] | 2003 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.64[e] | 1.61 | 1.59 | 1.58 | 1.57 | 1.53 |
| Ratio of net expenses to average net assets | 1.47[e] | 1.47 | 1.41 | 1.40 | 1.55 | 1.53 |
| Ratio of net investment income to average net assets | 4.30[e] | 4.28 | 3.93 | 3.05 | 3.04 | 3.43 |
| Portfolio Turnover Rate | 146.04[d,f] | 500.76[f] | 449.87[f] | 422.59[f] | 736.80[f] | 823.47 |
| Net Assets, end of period ($ x 1,000) | 50,234 | 85,031 | 174,906 | 216,667 | 264,124 | 315,616 |

[a] As of November 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to November 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended October 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.46% to 3.50%. Per share data and ratios/supplemental data for periods prior to November 1, 2003 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not Annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 44.75%, 322.62%, 308.38%, 328.78% and 705.69%, respectively.

See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004[a] | 2003 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.09 | 14.30 | 14.32 | 14.62 | 14.82 | 13.99 |
| Investment Operations: | | | | | | |
| Investment income−net[b] | .28 | .58 | .52 | .41 | .41 | .47 |
| Net realized and unrealized gain (loss) on investments | (.19) | (.18) | .14 | (.20) | (.09) | .84 |
| Total from Investment Operations | .09 | .40 | .66 | .21 | .32 | 1.31 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.28) | (.61) | (.57) | (.51) | (.48) | (.48) |
| Dividends from net realized gain on investments | (.03) | − | (.11) | − | (.04) | − |
| Total Distributions | (.31) | (.61) | (.68) | (.51) | (.52) | (.48) |
| Net asset value, end of period | 13.87 | 14.09 | 14.30 | 14.32 | 14.62 | 14.82 |
| **Total Return (%)[c]** | .70[d] | 2.95 | 4.67 | 1.42 | 2.24 | 9.47 |

| Class C Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2007 | 2006 | 2005 | 2004[a] | 2003 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.84[e] | 1.84 | 1.83 | 1.83 | 1.82 | 1.78 |
| Ratio of net expenses to average net assets | 1.72[e] | 1.72 | 1.66 | 1.65 | 1.80 | 1.78 |
| Ratio of net investment income to average net assets | 4.03[e] | 4.05 | 3.68 | 2.80 | 2.80 | 3.22 |
| Portfolio Turnover Rate | 146.04[d,f] | 500.76[f] | 449.87[f] | 422.59[f] | 736.80[f] | 823.47 |
| Net Assets, end of period ($ x 1,000) | 37,328 | 38,680 | 44,528 | 57,309 | 73,541 | 93,638 |

[a]  As of November 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to November 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended October 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.46% to 3.50%. Per share data and ratios/supplemental data for periods prior to November 1, 2003 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

[d]  Not Annualized.

[e]  Annualized.

[f]  The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 44.75%, 322.62%, 308.38%, 328.78% and 705.69%, respectively.

See notes to financial statements.

| Class I Shares | Six Months Ended April 30, 2008 (Unaudited) | 2007[a] | 2006 | 2005 | 2004[b] | 2003 |
|---|---|---|---|---|---|---|
| | | Year Ended October 31, | | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.10 | 14.31 | 14.34 | 14.64 | 14.84 | 14.02 |
| Investment Operations: | | | | | | |
| Investment income−net[c] | .35 | .72 | .66 | .55 | .56 | .62 |
| Net realized and unrealized gain (loss) on investments | (.17) | (.17) | .13 | (.20) | (.08) | .84 |
| Total from Investment Operations | .18 | .55 | .79 | .35 | .48 | 1.46 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.36) | (.76) | (.71) | (.65) | (.64) | (.64) |
| Dividends from net realized gain on investments | (.03) | − | (.11) | − | (.04) | − |
| Total Distributions | (.39) | (.76) | (.82) | (.65) | (.68) | (.64) |
| Net asset value, end of period | 13.89 | 14.10 | 14.31 | 14.34 | 14.64 | 14.84 |
| **Total Return (%)** | 1.29[d] | 3.89 | 5.73 | 2.42 | 3.38 | 10.58 |

| Class I Shares | Six Months Ended April 30, 2008 (Unaudited) | Year Ended October 31, 2007[a] | 2006 | 2005 | 2004[b] | 2003 |
|---|---|---|---|---|---|---|
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .80[e] | .77 | .76 | .72 | .70 | .68 |
| Ratio of net expenses to average net assets | .72[e] | .72 | .66 | .65 | .69 | .68 |
| Ratio of net investment income to average net assets | 5.01[e] | 5.05 | 4.67 | 3.77 | 4.02 | 4.18 |
| Portfolio Turnover Rate | 146.04[d,f] | 500.76[f] | 449.87[f] | 422.59[f] | 736.80[f] | 823.47 |
| Net Assets, end of period ($ x 1,000) | 23,082 | 19,816 | 18,487 | 19,699 | 19,219 | 11,259 |

a *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

b *As of November 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to November 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended October 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.46% to 3.50%. Per share data and ratios/supplemental data for periods prior to November 1, 2003 have not been restated to reflect this change in presentation.*

c *Based on average shares outstanding at each month end.*

d *Not Annualized.*

e *Annualized.*

f *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 44.75%, 322.62%, 308.38%, 328.78% and 705.69%, respectively.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Bond Fund (the "fund") is a separate diversified series of Dreyfus Premier Fixed Income Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, the fund. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

At a meeting of the Board of Trustees of Dreyfus Premier Fixed Income Funds (the "Trust") held on November 07, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the Trust, on behalf of Dreyfus Premier Core Bond Fund (the "Fund") and Dreyfus Investment Grade Funds, Inc., on behalf of Dreyfus Intermediate Term Income Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of December 21, 2007 were asked to approve the Agreement on behalf of the fund at a special meeting of shareholders held on April 2, 2008. The Reorganization took place as of the close of business on May 15, 2008.

MBSC Securities Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class I. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), a subsidiary BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended April 30, 2008, Mellon Bank earned $41,916, pursuant to the securities lending agreement.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains could be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $23,042,906 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $1,791,693 of the carryover expires in fiscal 2010, $64,381 expires in fiscal 2011, $6,064,072 expires in fiscal 2012, $4,333,155 expires in fiscal 2013, $9,063,448 expires in fiscal 2014 and $1,726,157 expires in fiscal 2015.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: ordinary income $30,004,670. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended April 30, 2008, was approximately $12,300, with a related weighted average annualized interest rate of 6.74%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, from November 1, 2007 through September 30, 2008, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest expense, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .725% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $344,357 during the period ended April 30, 2008.

During the period ended April 30, 2008, the Distributor retained $3,006 from commissions earned on sales of the fund's Class A shares and $70,519 and $2,882 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2008, Class B and Class C shares were charged $160,613 and $144,967, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2008, Class A, Class B and Class C shares were charged $559,208, $80,306 and $48,322, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $179,582 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $12,998 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $27,934 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $273,736, Rule 12b-1 distribution plan fees $43,874, shareholder services plan fees $109,303, custodian fees $52,443, chief compliance officer fees $1,880 and transfer agency per account fees $81,210, which are offset against an expense reimbursement currently in effect in the amount of $53,234.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended April 30, 2008, amounted to $1,045,055,685, and $1,112,650,966, respectively, of which $724,794,855 in purchases and $725,740,479 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2008, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2008:

| | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
| | | | Cost ($) | Net Realized Gain (Loss) ($) |
| Options Written: | | | | |
| --- | --- | --- | --- | --- |
| Contracts outstanding October 31, 2007 | 149,040,000 | 172,677 | | |
| Contracts written | 1,575,620,000 | 2,295,200 | | |
| Contracts terminated: | | | | |
| Contracts closed | 1,468,600,000 | 1,415,495 | 1,644,156 | (228,661) |
| Contracts expired | 188,840,000 | 367,791 | – | 367,791 |
| Total contracts terminated | 1,657,440,000 | 1,783,286 | 1,644,156 | 139,130 |
| **Contracts outstanding April 30, 2008** | **67,220,000** | **684,591** | | |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2008:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Brazilian Real, expiring 06/18/2008 | 2,140,000 | 1,211,092 | 1,270,687 | 59,595 |
| Brazilian Real, expiring 06/18/2008 | 900,000 | 509,482 | 534,401 | 24,919 |
| Brazilian Real, expiring 06/18/2008 | 1,940,000 | 1,095,736 | 1,151,931 | 56,195 |
| China Renminlbi, expiring 03/26/2009 | 35,740,000 | 5,472,363 | 5,503,259 | 30,896 |
| Russian Ruble, expiring 06/18/2008 | 36,550,000 | 1,536,198 | 1,542,597 | 6,399 |
| Saudi Arabia Riyal, expiring 6/18/2008 | 6,810,000 | 1,825,052 | 1,818,085 | (6,967) |
| Saudi Arabia Riyal, expiring 6/18/2008 | 4,060,000 | 1,089,027 | 1,083,910 | (5,117) |
| **Sales:** | | **Proceeds ($)** | | |
| China Renminlbi, expiring 03/26/2009 | 35,740,000 | 5,648,360 | 5,503,259 | 145,101 |
| Euro, expiring 06/18/2008 | 460,000 | 704,071 | 716,655 | (12,584) |
| Euro, expiring 06/18/2008 | 1,230,000 | 1875,061 | 1,916,275 | (41,214) |

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Sales (continued):** | | **Proceeds ($)** | | |
| Euro, expiring 06/18/2008 | 570,000 | 893,190 | 888,030 | 5,160 |
| **Total** | | | | **262,383** |

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swaps entered into by the fund at April 30, 2008:

| Notional Amount ($) | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 12,500,000 | Altria Group, 7%, 11/4/2013 | Citibank | (.27) | 12/20/2011 | 67,637 |
| 3,590,000 | Auto Receivables Asset Backed Securities, 2007-1, BBB Index | Lehman Brothers | 1.50 | 2/15/2014 | (626,967) |

| Notional Amount ($) | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 2,200,000 | Auto Receivables Asset Backed Securities, 2007-1, BBB Index | Lehman Brothers | 1.50 | 2/15/2014 | (390,387) |
| 2,390,000 | Block Financial, 5.125%, 10/30/2014 | Barclays | (1.95) | 9/20/2014 | (109,809) |
| 1,960,000 | Block Financial, 5.125%, 10/30/2014 | Morgan Stanley | (2.33) | 12/20/2012 | (92,822) |
| 640,000 | Block Financial, 5.125%, 10/30/2014 | J.P. Morgan Chase Bank | (2.25) | 12/20/2012 | (28,299) |
| 570,000 | Block Financial, 5.125%, 10/30/2014 | J.P. Morgan Chase Bank | (2.80) | 12/20/2012 | (38,331) |
| 2,250,000 | Campbell Soup Co., 4.875%, 10/1/2013 | Deutsche Bank | (.53) | 3/20/2013 | (26,540) |
| 600,000 | Campbell Soup Co., 4.875%, 10/1/2013 | Deutsche Bank | (.53) | 3/20/2013 | (7,068) |
| 2,979,000 | Century Tel, 7.875%, 8/15/2012 | Citibank | (1.16) | 9/20/2015 | (44,389) |
| 866,000 | Century Tel, 7.875%, 8/15/2012 | Morgan Stanley | (1.15) | 9/20/2015 | (12,356) |
| 1,430,000 | Dow Chemical, 6%, 10/1/2012 | Goldman, Sachs & Co. | (.56) | 3/20/2013 | (2,265) |
| 785,000 | First Data, 4.7%, 8/1/2013 | Lehman Brothers | 2.90 | 12/20/2009 | (11,887) |
| 5,690,000 | Global Structured Tranche 0-3% | J.P. Morgan Chase Bank | − | 9/20/2013 | (780,725) |
| 2,060,000 | Global Structured Tranche 0-3% | Morgan Stanley | − | 9/20/2013 | (171,437) |
| 3,950,000 | Global Structured Tranche 0-3% | UBS AG | − | 9/20/2013 | (531,473) |
| 710,000 | Kohls, 6.3%, 3/1/2011 | J.P. Morgan Chase Bank | (1.70) | 6/20/2013 | (7,301) |
| 1,200,000 | Kohls, 6.3%, 3/1/2011 | J.P. Morgan Chase Bank | (1.70) | 6/20/2013 | (12,340) |
| 990,000 | Kohls, 6.3%, 3/1/2011 | Morgan Stanley | (1.62) | 3/20/2013 | (7,894) |
| 6,250,000 | Northern Tobacco, 5%, 6/1/2046 | Citibank | 1.35 | 12/20/2011 | (298,219) |
| 1,030,000 | R.R. Donnelley & Sons, 4.95%, 4/1/2014 | Deutsche Bank | (1.60) | 3/20/2012 | (24,669) |

| Notional Amount ($) | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 420,000 | R.R. Donnelley & Sons, 4.95%, 4/1/2014 | J.P. Morgan Chase Bank | (1.70) | 12/20/2011 | (11,295) |
| 1,870,000 | Radioshack Corp., 7.375%, 5/15/2011 | Deutsche Bank | (1.84) | 6/20/2013 | (38,618) |
| 930,000 | Radioshack Corp., 7.375%, 5/15/2011 | Morgan Stanley | (1.75) | 6/20/2013 | (15,245) |
| 2,230,000 | Reed Elsevier Capital, 4.625%, 6/15/2012 | Deutsche Bank | (.96) | 6/20/2012 | (45,582) |
| 2,820,000 | Republic of Panama, 8.875%, 9/30/2027 | Deutsche Bank | (1.57) | 9/20/2017 | 22,396 |
| 2,760,000 | Republic of the Philippines, 10.625%, 3/16/2025 | Barclays | (2.56) | 9/20/2017 | (52,503) |
| 2,760,000 | Republic of Turkey, 11.875%, 1/15/2030 | Barclays | (2.82) | 9/20/2017 | 31,468 |
| 1,300,000 | Rite Aid, 7.7%, 2/15/2027 | J.P. Morgan Chase Bank | 3.55 | 9/20/2010 | (144,146) |
| 725,000 | Rite Aid, 7.7%, 2/15/2027 | Lehman Brothers | 4.55 | 9/20/2010 | (65,039) |
| 725,000 | Rite Aid, 7.7%, 2/15/2027 | Lehman Brothers | 4.85 | 9/20/2010 | (60,434) |
| 6,250,000 | Southern California Tobacco, 5%, 6/1/2037 | Citibank | 1.35 | 12/20/2011 | (298,219) |
| 610,000 | Standish Structured Tranched Portfolio 0-3% | Barclays | 13.40 | 6/20/2012 | (362,695) |
| 815,000 | Telefonica Emisiones SAU, 4.375%, 2/2/2016 | Deutsche Bank | (.65) | 6/20/2009 | (4,060) |
| 1,055,000 | Weatherford International, 4.95%, 10/15/2013 | J.P. Morgan Chase Bank | (.95) | 6/20/2013 | (18,913) |
| **Total** | | | | | **(4,220,426)** |

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. At April 30, 2008, there were no interest rate swaps entered into by the fund.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2008, accumulated net unrealized depreciation on investments was $18,342,365, consisting of $4,681,028 gross unrealized appreciation and $23,023,393 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes ( see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

## PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on April 2, 2008. The proposal considered at the meeting, and the results, are as follows:

| | Shares | | |
|---|---|---|---|
| | For | Against | Abstained |
| To approve an Agreement and Plan of Reorganization | 20,944,777 | 1,038,243 | 1,724,448 |

NOTES

# For More Information

**Dreyfus Premier
Core Bond Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: DSINX    Class B: DRCBX    Class C: DRCCX
                       Class I: DRCRX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
    144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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